Rule 12g3-2(b) File No. 82-34825

01.02.2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

**SUPPL**

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Hayri Çulhacı
Strategic Planning
Executive Vice President

Arbil Öztozlu
Investor Relations
Team Manager

Enclosures;

1. The agenda of Akbank's Ordinary General Meeting, that will be held on March 28, 2008



LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

**The agenda of Akbank's Ordinary General Meeting, that will be held on March 28, 2008**

The Ordinary General Meeting of Akbank TAS is scheduled to be held at Sabanci Center, 4. Levent, Istanbul on March 28, 2008 at 14:30, for the purpose of discussing the subjects mentioned in the below agenda.

The agenda of the Ordinary General Meeting:

1- Appointment of the Directing Council and its authorization to sign the minutes of the General Meeting,

2- Announcement of the reports of the Board of Directors, Internal Auditors and the Independent Auditor,

3- Ratification of the Balance Sheet and Profit & Loss Statement for 2007, discharge of the Board of Directors and Auditors from the liabilities born from the operations and accounts of 2007,

4- Decision about the disbursement of 2007 profits,

5- Ratification of Mr. Bülent Adanır as director, who is appointed to the freed place on Board during the year for the remaining period,

6- Amendment of the 24th article of the Bank's Articles of Association,

7- Ratification of the appointment of the Independent Auditor for 2008 and 2009,

8- Information to the shareholders regarding the donations for 2007,

9- Empowerment of the Board of Directors in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.

**The amendment in the 24th article of the Bank's Articles of Association is as follows:**

**Article 24**
**Constitution of the Board of Directors**

According to Article 24; 'The Bank is managed and represented by a Board of Directors constituting of nine members to be chosen by the General Assembly from among the shareholders according to the Turkish Commercial Code. With the amendment, the below paragraph is added to this article:

The number of the Board of Directors is set as nine, including the CEO, if the CEO is chosen from among the members of the Board of Directors. If the CEO is chosen from outside the Board, including the CEO, the number of the Board of Directors is set as ten.

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com



END